Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

StartUpWind, Inc
11610 Orchard Spring Ct
Cupertino, CA 95014-5122
https://www.startupwind.com

Up to $1,234,996.00 in Common Stock at $2.25
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: StartUpWind, Inc
Address: 11610 Orchard Spring Ct, Cupertino, CA 95014-5122
State of Incorporation: DE
Date Incorporated: January 20, 2016

Terms:

Equity

Offering Minimum: $9,999.00 | 4,444 shares of Common Stock
Offering Maximum: $1,234,996.00 | 548,887 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.25
Minimum Investment Amount (per investor): $499.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

1) Owner's Bonus : Yes They will be participating

2) Time based incentives:

Friends and Family - First 48 hours | 15% bonus shares

Super Early Bird - Next 96 hours | 10% bonus

Early Bird Bonus - Next 8 days | 5% bonus shares

3) Amount based incentives:

$2,500: 5% bonus shares

$5,000: 10% bonus shares

$10,000: 15% bonus shares

$20,000: 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

StartUpWind, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $225. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

StartUpWind, Inc. ("StartupWind" or the "Company") is the AI-Powered SMB Innovation & Mentoring Platform for the potential of 30 million Small Businesses & Startups in North America!

https://cdn.advocacy.sba.gov/wp-content/uploads/2020/11/05122043/Small-Business-FAQ-2020.pdf

StartupWind enables small business owners to gain critical business skills and resources they lack using 40+ video-based courses, self-service incubation programs, business tools & frameworks, connection to thousands of mentors, and easy access to SMB grants.

StartupWind also helps universities, state economic agencies & SBDCs (Small Business Development Centers) with digital tools that allow them to scale their impact to thousands of SMBs in their region. These are channel customers for StartupWind that help bring thousands of Startups & Small Businesses from their region, on the platform.

StartupWind has very strong market validation with SaaS revenue in 2021 at ~ $252K from channel customers (state agencies, SBDCs, and universities) and a thriving community of 25,000 users, 10,000 SMBs, and 1,000 mentors.

Recently, StartupWind has launched a premium SMB product to upsell to SMBs at $99 per month thus opening up a very large market of 30 million SMBs in the US.

The addressable market of of $36 Billion is based on bottom-up-analysis.

Number of SMBs in US: 30 million

Average monthly subscription price (StartupWind): $99

Addressable Market = 30 million *12 * 99 = $36B

The Company was initially founded on July 18, 2014, as FundMyUpside, Corp. as a C-Corporation under Delaware Law. On January 20, 2016, the Company amended its articles of incorporation to change its name to StartUpWind, Inc.

Competitors and Industry

Industry

Small businesses (SMB) and startups fail at an alarming rate (30% in 2 years) and 88% of those failures are due to a lack of business skills. We've seen that there is no easy way for SMB owners to acquire the right business skills when they need them.

https://www.entrepreneur.com/article/361350#:~:text=What%20we%20know%20about%20the,of%20businesses%20will%20have%20failed.

They would have to learn dozens of different tools for ideation (Ideator), market research, business model canvas (Strategizer), business planning (LivePlan), mentoring (Growth Mentors), and online content sites (Udemy and others), and finding grants (Hello Alice).

First of all, we've seen that SMB owners don't even know all these tools and sites and even if they find those, they don't know where to start and how far to go.

Unlike dozens of isolated tools and websites, StartupWind offers a single unified Innovation & Mentoring platform that allows SMB owners to acquire the right business skills.

StartupWind platform provides 40+ video-based courses (in partnership with Draper University) spanning the lifecycle of the small business (examples: market research, customer discovery, business model canvas, business planning, digital marketing, fundraising, financials, etc). Our courses keep growing as some of our customers have started to contribute new courses.

https://www.prweb.com/releases/draper_university_and_startupwind_partner_to_create_leading_edge_online_entrepreneurship_courses/prweb16897

https://www.lmspulse.com/2020/draper-university-partners-with-startupwind-to-launch-free-online-entrepreneurship-courses/

We also provide tools & frameworks for ideation, customer discovery, business model canvas, and business planning. These tools help SMB owners apply and retain the knowledge they acquired via our courses.

We also offer connections to over 1,000 expert mentors to tap into their experiential know-how with built-in scheduling, video calling, and speed mentoring capabilities.

Lastly, the SMB owners can also find sources of non-dilutive funding such as grants based on their stage, industry, state, and other characteristics.

Unlike isolated point solutions, the StartupWind platform has incorporated the best practices learned by working with over 50 state agencies, SBDC & university economic development programs.

https://www.startupwind.com/universities.html

https://www.startupwind.com/smb.html

https://www.startupwind.com/states.html

StartupWind also leverages the interaction data from over 25,000 users to offer AI-powered recommendations to the right mentors on the platform.

Competitors

There are several, isolated "point-solution" competitors that offer one of 8 or 10 things that we do.

They would have to learn dozens of different tools for ideation (Ideator), market research, business model canvas (Strategizer), business planning (LivePlan), mentoring (Growth Mentors), and online content sites (Udemy and others), and finding grants (Hello Alice).

First of all, we've seen that SMB owners don't even know all these tools and sites and even if they find those, they don't know where to start and how far to go.

Unlike dozens of isolated tools and websites, StartupWind offers a single unified Innovation & Mentoring platform that allows SMB owners to acquire the right business skills.

There is no single player that offers direct competition. To our knowledge, we are the only single, unified Innovation & Mentoring platform.

Current Stage and Roadmap

Current Stage/Progress

• StartupWind has very strong market validation with SaaS revenue in 2021 at ~ $252K from channel customers (state agencies, SBDCs, and universities) and a thriving community of 25,000 users, 10,000 SMBs, and 1,000 mentors.

• channel customers include Arizona Commerce Authority, Connecticut Small Business Development Center, University of South Carolina, University of Alabama, North Florida Innovation Lab, University of Rhode Island, and USC.

• The channel customers not only pay for SaaS service (~ $30K Annual Average) but also bring thousands of small businesses and startups on the platform.

• The platform currently boasts over 25,000 users, 10,000 SMBs, and 1,000 mentors.

• In July 2022, StartupWind launched a premium SMB product to upsell to SMBs at $99 per month thus opening up a very large market of $36 Billion (30 million SMBs in the US).

Number of SMBs in US: 30 million

Average monthly subscription price (StartupWind): $99

*Addressable Market = 30 million *12 * 99 = $36B*

https://cdn.advocacy.sba.gov/wp-content/uploads/2020/11/05122043/Small-Business-FAQ-2020.pdf

Future Roadmap

•. StartupWind is working on enhancing the premium SMB product into a marketplace and a global network for SMBs, service providers, and mentors to drive greater value for SMBs.

• StartupWind continues to introduce new SMB-focused self-service accelerators, and courses to address the specific needs of SMB owners at every stage of their journey.

• StartupWind plans to enhance the product with an advanced AI-powered recommendation engine to recommend mentors, courses, grants, and curated resources to SMB owners.

SMB Marketplace: Q1 2023 New Self-Service Accelerators: This is ongoing. We are introducing one for Digital Marketing in Q1 2023. AI-powered recommendation engine: Next release will be 1H 2023. We already have a recommendation engine for recommending mentors. The engine gets updated with more data and will be revised.

The Team

Officers and Directors

Name: Narendra K Patil

Narendra K Patil's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and CEO
  Dates of Service: July 18, 2014 - Present
  Responsibilities: Founder and CEO, managing big picture items for the Company - $120K per year

- **Position:** Chairman of the board
  Dates of Service: July 18, 2014 - Present
  Responsibilities: Chairman of the board

- **Position:** President
  Dates of Service: July 18, 2014 - Present
  Responsibilities: General Management, Sales, Marketing, Strategy

Name: Uday Dhanikonda

Uday Dhanikonda's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Cofounder and SVP of Engineering
  Dates of Service: July 18, 2014 - Present
  Responsibilities: Cofounder and SVP of Engineering: Heading engineering for the Company. - $120K per year

- **Position:** Director on the board
  Dates of Service: July 18, 2014 - Present
  Responsibilities: Director on the board

- **Position:** Secretary, CFO
  Dates of Service: July 18, 2014 - Present
  Responsibilities: Secretary, CFO

- **Position:** Treasurer
  Dates of Service: July 18, 2014 - Present
  Responsibilities: Financials & Accounting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the business education and mentoring industry or adjacent industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will

have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
StartupWind, Inc was formed in July 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. StartupWind, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 2 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, a handful of customers, and $252,000 in revenue. If you are investing in this company, it's because you think that StartupWind Innovation & Mentoring Platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain

the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on StartupWind or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on StartupWind could harm our reputation and materially negatively impact our financial condition and business.

Changes in the economic environment
The changes in the economic environment and especially major slowdowns or recessions can have a big impact on any startup and we are not an exception to that.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Narendra K Patil	7,000,000	Common Stock	60.454%
Uday Dhanikonda	3,000,000	Common Stock	25.908%

The Company's Securities

The Company has authorized Common Stock, SAFE - Rounds 1 & 2, SAFE - Rounds 3 & 4, SAFE - Rounds 5 & 6, and SAFE - Round 7. As part of the Regulation Crowdfunding raise, the Company will be offering up to 548,887 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 11,579,000 outstanding.

Voting Rights

1 vote per share. Please see the voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 1,099,000 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE - Rounds 1 & 2

The security will convert into Safe preferred stock and the terms of the SAFE - Rounds 1 & 2 are outlined below:

Amount outstanding: $237,500.00
Interest Rate: %
Discount Rate: 25.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing Event

Material Rights

Maturity. These SAFE notes are not subject to any maturity date.

Conversion. If there is an Equity Financing before the expiration or termination of these instruments, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price.

Liquidation. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Dissolution. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

SAFE - Rounds 3 & 4

The security will convert into Safe preferred stock and the terms of the SAFE - Rounds 3 & 4 are outlined below:

Amount outstanding: $191,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing Event

Material Rights

Maturity. These SAFE notes are not subject to any maturity date.

Conversion. If there is an Equity Financing before the expiration or termination of these instruments, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price.

Liquidation. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Dissolution. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

SAFE - Rounds 5 & 6

The security will convert into Safe preferred stock and the terms of the SAFE - Rounds 5 & 6 are outlined below:

Amount outstanding: $215,000.00
Interest Rate: %
Discount Rate: 15.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing Event

Material Rights

Maturity. These SAFE notes are not subject to any maturity date.

Conversion. If there is an Equity Financing before the expiration or termination of these instruments, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price.

Liquidation. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Dissolution. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

SAFE - Round 7

The security will convert into Safe preferred stock and the terms of the SAFE - Round 7 are outlined below:

Amount outstanding: $75,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Equity Financing Event

Material Rights

Maturity. These SAFE notes are not subject to any maturity date.

Conversion. If there is an Equity Financing before the expiration or termination of these instruments, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price.

Liquidation. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Dissolution. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

What it means to be a minority holder

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $75,000.00
  Use of proceeds: Sales
  Date: November 04, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $60,000.00
  Use of proceeds: Sales & Marketing
  Date: July 29, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $155,000.00
  Use of proceeds: R&D
  Date: May 30, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2020 compared to year ended December 31, 2021</u>

Revenue

Revenue for fiscal year 2020 was $204,150 compared to $252,313 in fiscal year 2021.

StartupWind revenue (ARR - Annual Recurring Revenue) grew roughly 24% from 2020 to 2021. The growth was primarily due to our proven product and published customer success stories that created momentum.

Cost of sales

Cost of Sales for fiscal year 2020 was $9,001 compared to $26,760 fiscal year 2021, largely comprising of Sales & Marketing expenses.

Even with our limited external funding, we started increasing resources for sales and marketing to drive more growth.

Gross margins

Gross margins for fiscal year 2020 were $204,150 compared to $252,313 in fiscal year 2021.

The increase in the growth of profit was consistent with the increase in revenue from 2020 to 2021.

Expenses

Operating Expenses for fiscal year 2020 were $355,040 compared to $319,520 in fiscal year 2021.

Our R&D expenses decreased slightly as we already have a proven product and our G&A expenses and especially travel expenses decreased due to the pandemic.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows may not be indicative of the revenue and cash flows expected for the future because we have a very large untapped market that we need to aggressively capture and we need to invest heavily in sales, marketing & customer success. Past cash was primarily generated through sales and equity investments. Our goal is to achieve $3 million in ARR (Annual Recurring Revenue) in the next 18 months.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2022, the company has roughly $45,000 cash on hand. The company also expects cash flow from existing customers - roughly $50,000 in the next 3 months.

Additionally, the Company has capital resources available in the form of a line of credit for $75,000 from Wells Fargo Bank, and an expected capital contribution and shareholder loan in the amount of $50,000.

The Wells Fargo Credit line has an outstanding balance of $71,701.99.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company's growth.

These funds are required to support and accelerate sales and marketing to double our channel customers and increase revenue from universities, state programs, and small businesses.

However, we believe we have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign based on our discussions with angel investors.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability and growth of the Company. Of the total funds that our Company has, more than 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least 6 months since we have existing cash, recurring revenue from existing customers, and an expected capital/stockholder loan. This is based on a current monthly burn rate of roughly $27K per month for expenses related to salaries, sales & marketing, R&D, and G&A.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 15 to 18 months as well as factoring in expected revenue (based on 2021 baseline of $252K). This is based on a projected monthly burn rate of $75K for expenses related to Sales & Marketing, R&D, Customer Success, and G&A.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a Series A funding round. We are in conversations with several venture capitalists and angel investors however the terms are not defined as of yet.

Indebtedness

- **Creditor:** Wells Fargo Bank
  Amount Owed: $71,701.99
  Interest Rate: 6.5%
  The Company entered into a Line of Credit agreement with Wells Fargo during fiscal year 2021. The credit facility size $75,000. The interest rate is 6.5% per annum. The total outstanding balance as of December 31, 2021, and December 31, 2020, was $66,656 and $70,037, respectively. The entire balance is classified as current.

- **Creditor:** Naren Patil
  Amount Owed: $30,000.00
  Interest Rate: 0.0%
  During 2015, the Company received three loans from one of its shareholders, Narendra Patil, in the aggregate amount of $30,000. The loan bears no interest rate and has a maturity date set in 2025. As of December 31, 2021, and December 31, 2020, the outstanding balance of the loans are $30,000 and the entire amount is classified under non-current liabilities.

- **Creditor:** Uday Dhanikonda
  Amount Owed: $11,000.00
  Interest Rate: 0.0%
  During 2015, the Company received three loans from one of its shareholders, Uday Dhanikonda, in the aggregate amount of $15,000. The loan bears no interest rate and has a maturity date set in 2025. As of December 31, 2021, and December 31, 2020, the outstanding

balance of the loans are $11,000 and the entire amount is classified under non-current liabilities.

- **Creditor:** Sandhya Patil
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  Maturity Date: March 23, 2032
  On March 24, 2022, the Company received a loan from Sandhya Patil. The loan bears no interest rate and the maturity date is set to March 23, 2032.

Related Party Transactions

- **Name of Entity:** Sandhya N Patil
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: investor
  Material Terms: Invested $75,000 (smaller amounts at different times) via SAFE notes. The valuation cap for $30,000 was $20M and the valuation cap for the remaining $45,000 was $8M.

- **Name of Entity:** Mihir N Patil
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Investor
  Material Terms: Invested $40,000 (in smaller amounts with different valuation caps) via SAFE notes. $20,000 was invested at a valuation cap of $20M and $20,000 was invested with a valuation cap of $8M.

- **Name of Entity:** Naren Patil
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: During 2015, the Company received three loans from one of its shareholders, Narendra Patil, in the aggregate amount of $30,000.
  Material Terms: The loan bears no interest rate and has a maturity date set in 2025. As of December 31, 2021, and December 31, 2020, the outstanding balance of the loans are $30,000 and the entire amount is classified under non-current liabilities.

- **Name of Entity:** Uday Dhanikonda
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: During 2015, the company received three loans from one of its shareholders, Uday Dhanikonda, in the aggregate amount of $15,000
  Material Terms: Material Terms: The loan bears no interest rate and has a maturity date set in 2025. As of December 31, 2021 and December 31, 2020, the outstanding balance of the loans are $11,000 and the entire amount is classified under non-current liabilities

Valuation

Pre-Money Valuation: $26,052,750.00

Valuation Details:

The Company determined its pre-money valuation based on several factors, including its fully-diluted outstanding securities, recent funding rounds, and valuations of comparable competitors, the experience and knowledge of its management team, and further business developments since its last funding round valuation.

Fully-Diluted Share Calculation

The fully-diluted pre-money valuation method is based on taking the fully-diluted amount of issued shares assuming all options and warrants are exercised (currently 11,579,000), multiplied by the purchase price of $2.25. This produces a pre-money valuation of $26,052,750.00.

Recent Funding/Valuations of Comparable Competitors

The Pitchbook Data as of June 2022 indicates that the average post-money valuation of the Seed round is around $36M.

It also indicates that the average post-money valuation of a Series A round is around $85M. (Source: https://pitchbook.com/news/articles/Series-A-seed-deals-venture-capital-market-turmoil)

The median ranges are $15M to $59M (for Seed and Series A).

Based on our SaaS revenue of over $250K in 2021 and large and engaged user base on the platform (25,000+ users), StartupWind correlates somewhere between a Seed Series and Series-A funding startup.

Hence, our estimate of StartupWind's valuation is somewhere between $30M to $50M pre-money. We are offering it at an attractive discount at $26M pre-money.

Secondly, there has been research done by VCs about the public and private market valuations for SaaS companies specifically.

For public companies, 100X ARR is not uncommon. For private companies, several secure a premium of 200x, 300X, and more.

(Source: https://tomtunguz.com/100x-arr/)

Examples of private SaaS startups who got 100x ARR (or more) are:

* Retool ($10M revenue and $1B valuation).

* Clubhouse ($0 revenue and $100M valuation).

* Roam Research ($1M revenue and $200M valuation).

Source: https://thehustle.co/11022020-software-startups/

Even with this methodology, our 2021 ARR of over $250K pegs us at around $26M at the lower end (similar to a public company multiplier) and $50M at a premium that private companies typically receive.

Management's Experience & Prior Success

Additionally, our management team has significant experience in building and scaling businesses. For example, the Company's co-founder, CEO, and Chairman of the Board, Naren Patil, was Head of Products at TriNet who joined them pre-IPO and helped that company grow and navigate its IPO - growing and supporting a $2B product portfolio. Naren also was the general manager and head of product marketing at Saba, growing and supporting $100M in revenues.

The Company's co-founder and SVP of Engineering, Uday Dhanikonda, was one of the first engineering managers at Workday who built the core product that now supports over 50 million users.

The Company's Prior Fundraising Valuations

Lastly, we also factored in the valuation cap of our last SAFE-series funding round ($20M) and the fact that, since that time, we've built the SMB Premium Subscription product which is expected to allow the Company to enter the large market of over 30 million SMBs in the US. This milestone and the revenue growth in 2021, warrant a significant premium over the last SAFE-series funding round.

Conclusion

In a nutshell, based on the comparative valuations (and comparative cash burn) we are offering it at an attractive discount at $26M pre-money instead of $40-$50M which may otherwise be warranted. Based on our review and analysis of the above factors, we believe the pre-money valuation of $26,052,750.00 is both reasonable and accurate.

Disclaimers

The Company has set its pre-money valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock or other class of stock has been issued; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $718,500 in SAFE Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,234,996.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  50.0%
  Sales and Marketing including personnel and campaign expenses.
- *Research & Development*
  30.0%
  Engineering and R&D to build SMB MarketPlace.
- *Operations*
  14.5%
  G&A, Operations and working capital.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.startupwind.com (https://www.startupwind.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/startupwind

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR StartUpWind, Inc

[See attached]

STARTUPWIND, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
StartUpWind, Inc.
Cupertino, California

We have reviewed the accompanying financial statements of StartUpWind, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 31, 2022
Los Angeles, California

STARTUPWIND INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	73,503	$	68,328
Acccounts Receivable, net		2,480		4,980
Total Current Assets		**75,983**		**73,308**
Total Assets	**$**	**75,983**	**$**	**73,308**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards		12,332		17,969
Line of Credit		66,656		70,037
Deferred Revenue		93,237		82,800
Total Current Liabilities		**172,224**		**170,806**
Promissory Notes and Loans		41,000		41,000
Total Liabilities		**213,224**		**211,806**
STOCKHOLDERS EQUITY				
Common Stock		10,480		10,480
Additional Paid in Capital		147,868		146,776
Simple Agreement for Future Equity (SAFEs)		718,500		643,500
Retained Earnings/(Accumulated Deficit)		(1,014,089)		(939,254)
Total Stockholders' Equity		**(137,241)**		**(138,498)**
Total Liabilities and Stockholders' Equity	**$**	**75,983**	**$**	**73,308**

See accompanying notes to financial statements.

STARTUPWIND INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	252,313	$	204,150
Cost of Revenue		-		-
Gross profit		252,313		204,150
Operating expenses				
General and Administrative		178,558		213,262
Research and Development		114,202		132,791
Sales and Marketing		26,760		9,001
Total operating expenses		319,520		355,054
Operating Income/(Loss)		(67,208)		(150,904)
Interest Expense		7,628		9,742
Other Loss/(Income)		(0)		(26,700)
Income/(Loss) before provision for income taxes		(74,835)		(133,946)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(74,835)**	**$**	**(133,946)**

See accompanying notes to financial statements.

STARTUPWIND INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Simple Agreement for Future Equity (SAFEs)	Total Shareholder Equity
Balance—December 31, 2019	10,480,000	**$ 10,480**	**$ 119,703**	**$ (805,308)**	**$ 573,500**	**$ (101,625)**
Capital contribution			25,925			25,925
Issuance of SAFEs					70,000	70,000
Share-Based Compensation			1,148			1,148
Net income/(loss)				(133,946)		(133,946)
Balance—December 31, 2020	10,480,000	10,480	146,776	$ (939,254)	**643,500**	**$ (138,498)**
Share-Based Compensation			1,092			1,092
Issuance of SAFEs					75,000	75,000
Net income/(loss)				(74,835)		(74,835)
Balance—December 31, 2021	**10,480,000**	**$ 10,480**	**$ 147,868**	**$ (1,014,089)**	**$ 718,500**	**$ (137,241)**

See accompanying notes to financial statements.

STARTUPWIND INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(74,835)	$	(133,946)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		1,092		1,148
Changes in operating assets and liabilities:				
Acccounts receivable, net		2,500		2,220
Deferred Revenue		10,437		43,600
Credit Cards		(5,638)		(27,470)
Net cash provided/(used) by operating activities		**(66,444)**		**(114,449)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		25,925
Line of Credit		(3,381)		8,545
Borrowing on SAFEs		75,000		70,000
Net cash provided/(used) by financing activities		**71,619**		**104,471**
Change in Cash		5,175		(9,978)
Cash—beginning of year		68,328		78,306
Cash—end of year	**$**	**73,503**	**$**	**68,328**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	7,628	$	9,742
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

StartUpWind Inc. was incorporated on July 18, 2014, in the state of Delaware under the name FundMyUpside Corp. On November 23, 2015, the Company changed the name to StartUpWind, Inc. The financial statements of StartUpWind Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cupertino, California.

StartupWind is the AI-Powered SMB Innovation & Mentoring Platform for 30 million small business & startup owners, and we help them acquire critical business skills they lack. Over ten thousand small business owners have used the platform to gain business skills using 40+ video-based courses, self-service accelerator programs, business planning tools, and connection to over twelve-hundred mentors. StartupWind also helps universities, state economic agencies, & SBDCs with digital tools that allows them to help thousands of SMBs in their region.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

StartUpWind, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues by selling their SaaS platform to state programs and universities (average $30K annual acquire a large number of small businesses on the platform via these channels and upsell them premium SMB product at $99 per month.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $26,760 and $9,001, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability.

These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 31, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 30,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2021, and December 31, 2020, 10,480,000 shares have been issued and are outstanding.

4. SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	50,000	$ 0.06	-
Granted	18,000		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	68,000	$ 0.06	9.85
Exercisable Options at December 31, 2020	50,000	$ 0.06	9.85
Granted	72,000	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	122,000	$ 0.06	8.85
Exercisable Options at December 31, 2021	54,500	$ 0.06	8.85

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $1,092 and $1,148, respectively.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

				As of Year Ended December 31,	
SAFE(s)	**Borrowing Period**	**Valuation Cap**	**Discount**	**2021**	**2020**
SAFEs round 1	Fiscal Year 2016	$ 8,000,000	25%	$ 185,000	$ 185,000
SAFEs round 2	Fiscal Year 2017	$ 8,000,000	25%	$ 52,500	$ 52,500
SAFEs round 3	Fiscal Year 2017	$ 8,000,000	20%	$ 106,000	$ 106,000
SAFEs round 4	Fiscal Year 2018	$ 8,000,000	20%	$ 85,000	$ 85,000
SAFEs round 5	Fiscal Year 2019	$ 8,000,000	15%	$ 155,000	$ 155,000
SAFEs round 6	Fiscal Year 2020	$ 8,000,000	15%	$ 60,000	$ 60,000
SAFEs round 7	Fiscal Year 2021	$ 20,000,000	20%	$ 75,000	$ -
Total SAFE(s)				**$ 718,500**	**$ 643,500**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

5. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan agreement- Narendra Patil	$ 10,000	0.00%	10/27/2015	10/26/2025	$ -	-	$ -	$ 10,000	$ 10,000	$ -	$ -	$ -	$ 10,000	$ 10,000
Loan agreement- Narendra Patil	$ 10,000	0.00%	8/3/2015	8/2/2025	$ -	-	$ -	$ 10,000	$ 10,000	$ -	$ -	$ -	$ 10,000	$ 10,000
Loan agreement- Narendra Patil	$ 10,000	0.00%	1/26/2015	1/25/2025	$ -	-	$ -	$ 10,000	$ 10,000	$ -	$ -	$ -	$ 10,000	$ 10,000
Promissory Note - Uday Dhanikonda	$ 5,000	0.00%	10/26/2015	10/25/2025	$ -	-	$ -	$ 5,000	$ 5,000	$ -	$ -	$ -	$ 5,000	$ 5,000
Promissory Note - Uday Dhanikonda	$ 5,000	0.00%	8/24/2015	8/23/2025	$ -	-	$ -	$ 1,000	$ 1,000	$ -	$ -	$ -	$ 1,000	$ 1,000
Promissory Note - Uday Dhanikonda	$ 5,000	0.00%	03/02/015	3/1/2025	$ -	-	$ -	$ 5,000	$ 5,000	$ -	$ -	$ -	$ 5,000	$ 5,000
Total					$ -	$ -	$ -	$ 41,000	$ 41,000	$ -	$ -	$ -	$ 41,000	$ 41,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	-
2023		-
2024		-
2025		41,000
2026		-
Thereafter		-
Total	**$**	**41,000**

Line of Credit

The Company entered into a Line of Credit agreement with Wells Fargo during fiscal year 2021. The credit facility size $75,000. The interest rate is 6.5% per annum. The total outstanding balance as of December 31, 2021, and December 31, 2020, was $66,656 and $70,037, respectively. The entire balance is classified as current.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(22,331)	$	(23,852)
Valuation Allowance		22,331		23,852
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(129,327)	$	(106,997)
Valuation Allowance		129,327		106,997
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $433,403, and the Company had state net operating loss ("NOL") carryforwards of approximately $433,403. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

During 2015, the Company received three loans from one of its shareholders, Narendra Patil, in the aggregate amount of $30,000. The loan bears no interest rate and has a maturity date set in 2025. As of December 31, 2021, and December 31, 2020, the outstanding balance of the loans are $30,000 and the entire amount is classified under non-current liabilities.

During 2015, the Company received three loans from one of its shareholders, Uday Dhanikonda, in the aggregate amount of $15,000. The loan bears no interest rate and has a maturity date set in 2025. As of December 31, 2021, and December 31, 2020, the outstanding balance of the loans are $11,000 and the entire amount is classified under non-current liabilities.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through August 31, 2022, which is the date the financial statements were available to be issued.

On March 24, 2022, the Company received a loan from Sandhya Patil. The loan bears no interest rate and the maturity date is set to March 23, 2032.

During 2022, the Company issued 944,000 stock options.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $67,208, an operating cash flow loss of $66,444, and liquid assets in cash of $73,503, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

StartupWind

Learn, Incubate, Mentor, Scale


StartupWind
Learn, Incubate, Get Mentored & Scale your Small Business!

Website Cupertino, CA AI

StartupWind is the AI-Powered SMB Innovation & Mentoring Platform for a market of 30 million Small Business & Startups owners and we help them acquire critical business skills they lack. Over 10,000 small business owners have used the platform to gain business skills using 40+ video-based courses, self-service accelerator programs, business planning tools, and connection to 1,200+ of mentors. StartupWind also helps universities, state economic agencies & SBDCs with digital tools that allow them to help thousands of SMBs in their region.

$0.00 raised

0 Investors	$26.1M Valuation
$2.25 Price per Share	$499.50 Min. Investment
Common Shares Offered	Equity Offering Type
$1.23M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- StartupWind's mission is to empower small business owners with the critical business skills they typically lack so that they thrive and become the growth engine for their communities. Unlike dozens of isolated tools and websites, we believe StartupWind offers a single unified Innovation & Mentoring platform that allows the SMB owners to acquire the right business skills when they need it.
- We are targeting a market of 30+ million SMB owners in the US comprising a large addressable market estimated to be worth $36 billion.*
- We have proven market validation with over $250K ARR (annual recurring revenue) in 2021 and 25,000 engaged users, 10,000 small business owners, 1,200 mentors and 2,000 course enrollments on the platform. In addition to bootstrapping StartupWind, our leadership team has helped build and grow products at TriNet, Workday, Saba, Sun Microsystems, and BEA/Oracle. We also bring highly-experienced advisors including 2 public company board members.

*(*source*)

OVERVIEW

StartupWind: Learn, Incubate, Get Mentored, Scale


We offer a **single, streamlined, AI-powered solution** we feel will help small businesses gain critical business skills and thrive!

Over 80% of small business failures are due to lack of business skills. (source)

StartupWind offers solutions to this problem by offering a single, streamlined, AI-powered solution to help SMB owners to acquire business skills and scale their businesses.

Our unified Innovation and Mentoring platform offers video courses, tools for market research & business planning and self-service accelerator programs to help small business acquire business skills throughout the lifecycle of their business.

We also connect small businesses and startups with 1,200+ mentors to unlock real-world knowledge and growth potential.

In addition to small businesses, StartupWind also helps universities, state economic agencies & SBDCs with digital tools that allows them to run small business development programs at a large scale.

THE PROBLEM & OUR SOLUTION

StartupWind is democratizing the entrepreneurship knowhow and making it available to main-street small businesses


Other companies offer disjointed tools
StartupWind offers a single unified platform
for Innovation & Mentoring

Small businesses in the US account for 64% of new jobs created, yet they fail at an alarming rate of 30% within 2 years due to lack of business skills (source).

Unlike dozens of isolated, disjointed tools and websites that aim to help small business owners, StartupWind offers a single unified platform that allows SMB owners to acquire the right business skills when they need them.

How Small Business Owners use StartupWind to acquire critical business skills!


Business Model Canvas
Prototype
Business Plan
Customer Discovery
Video-based Courses
Idea of a new product
Meetings with Mentors

Fueled by AI-powered data, StartupWind offers small businesses, universities, and economic development agencies, access to 40+ video-based courses, self-service accelerator programs, business tools, frameworks, connections to thousands of mentors, and easy access to SMB grants.

Our revenue model includes selling SaaS platform to state programs and universities (average $30K annual), as well anticipated up-selling to SMBs at $99 per month to tap into the $36 billion SMB market (source).

THE MARKET & OUR TRACTION

We believe we are part of a large, generally untapped market

Here's why we think so:

- Number of SMBs in US: **30 million** (source)
- Average monthly subscription price (StartupWind): **$99**
- Addressable market = 30 million x 12 months x 99 = **$36 billion** (source)

We target state economic agencies and university innovation programs as channel customers who not only pay (~ $30K average annual SaaS revenue) us but help acquire a large number of SMBs and startups on our platform. We grew our SaaS ARR (annual recurring revenue) to over $250,000 in 2021. Our users and engagement also grew to over...


$250K+
Revenue
25,000
Engaged users
10,000
SMB owners
10,000
Venture ideas & business plans
2,000
Course enrollments
1,200
Mentors

**$250K+ revenue was in 2021*

We've also secured new customers and renewed key customers like Arizona Commerce Authority, University of Alabama, University of South Carolina, North Florida Innovation Lab, University of Rhode Island & University of Saskatchewan.


Learn, Incubate, Get Mentored & Grow your small business using SMB innovation & mentoring platform
StartupWind
StartupWind SMB Mentoring & Innovation

WHY INVEST

We're here to empower 30 million startup and SMB owners


StartupWind
We are here to help startup & SMB owners gain critical business skills and thrive!

At StartupWind, we want to make essential business skills readily accessible to main street entrepreneurs in hopes that they prosper and become the growth engine for their communities.

We believe we are here just at the right time. Due to COVID-19 pandemic, governments are investing significantly more to reinvigorate small businesses across the US. (source)

In our view, with our large market ($36 billion), robust initial annual recurring revenue ($250,000+ in 2021), proven product platform (25,000 engaged users), and established channel customers (state & university programs) to acquire thousands of SMBs, we feel our proven leadership team, as well as highly-experienced advisors, may lead us to become a success while helping America's small business owners.

Get in on an opportunity to make a positive impact on millions of small businesses, be part of a fantastic growth opportunity and invest in StartupWind today!

Meet Our Team



Narendra K Patil

Founder, Chairman & CEO

Naren is the founder of StartupWind with over 25 years of experience as an Entrepreneur, and Chief Marketing & Strategy Officer. At StartupWind, he worked closely with over 50 economic development and innovation programs growing the company from concept to revenue.

Naren was Head of Products at TriNet (NYSE: TNET) leading product strategy for a $2 billion portfolio of cloud-based HR applications. At Saba, Naren was General Manager for Saba Learning products supporting $100 million annual business and 30 million learners worldwide. Naren also worked as a leader for SumTotal, BEA Systems, and Sun. Naren was featured in Forbes and was speaker at CLO World, TiECon, and BEAWorld.

Naren has a MBA from Northwestern Kellogg.



Uday Dhanikonda

Co-founder, SVP of Engineering, CFO, Secretary

Uday is the co-founder of StartupWind with over 25 years of leadership experience in the software industry with a proven track record to build highly scalable and innovative products at Workday, TriNet and Sun Microsystems. Uday was one of the first engineering managers at Workday who built the core Workday platform that supports over 50 million users on the platform.

At Sun, Uday managed JDK libraries and Java Serviceability teams and delivered critical debugging features for Java Platform. Uday was also speaker at JavaOne, NASSCOM and other conferences.

Uday worked with Naren at Sun and TriNet and they know each others for 20+ years.



Professor Mohanbit Sawhney

Member, Board of Advisors

Associate Dean of Innovation at Kellogg School of Management at Northwestern University

Board Member at Reliance Jio Infocomm (NSE: RELIANCE)

Works on average 1 hour a week for the company.



Sanjit Singh Dang

Member, Board of Advisors

Chairman UFirstCapital

Former Investment Director at Intel Capital

Investments & Exits: Palantir (IPO 2020), Pinterest (IPO 2019), DocuSign (IPO 2018), Pensando (acquired by AMD for $1.9B in 2022), BodyLabs (acquired by Amazon 2017), Voke (acquired by Intel 2016)

Works on average 1 hour a week for the company.



Dr Elizabeth Xu

Member, Board of Advisors

Member, Board of Director, Remark Holdings (NASDAQ: MARK)

Former CTO at BMC Software

Adjunct Professor at Stanford University

Works on average 1 hour a week for the company.



Ido Sarig

Member, Board of Advisors

Former VP of Marketing at Intel / Wind River

Former Venture Capitalist at TWVC

Former VP of Marketing at Mercury Interactive (acquired by Hewlett Packard)

Works on average 1 hour a week for the company.



Karen Steele

Member, Board of Advisors

SVP of Marketing at Near

Former SVP/VP of Marketing at: VMware, Marketo, Saba, and Informatica

Works on average 1 hour a week for the company.



Craig Cook

Member, Board of Advisors

Director & Head of Global Alliances at Google

Former VP of Alliances at SAP

Works on average 1 hour a week for the company.



Robert C Wolcott

Member, Board of Advisors

Chairman TWIN Global

Professor at Kellogg School of Management & Chicago Booth School Business School

Angel Investor in 20+ startups including Indigogo and StartupWind

Works on average 1 hour a week for the company.



Mahesh Rajasekharan

Member, Board of Advisors

CEO, Cleo Communications

Former COO of SumTotal, VP at i2 Technologies

Partner, Globe Private Equity

Works on average 1 hour a week for the company.



Ned Stabler

Member, Board of Advisors

CEO, Techtown Detroit

Vice President for Economic Development at Wayne State University

Former VP of Economic Development at Michigan Economic Development Corporation

Works on average 1 hour a week for the company.



Madhukar Govindaraju

Member, Board of Advisors

CEO, Numly

Former SVP/Head of Engineering at TriNet (NYSE: TNET), Saba, Microsoft

Works on average 1 hour a week for the company.



Sure Madnani

Member, Board of Advisors

Vice President, American Express

Deputy General Manager, IBM Global Business Services

Works on average 1 hour a week for the company.



Stephanie Sims

Advisor

Founder Finance-ability

Former executive at Goldman Sachs, Lehman Brothers

Works on average 1 hour a week for the company.

Offering Summary

Company	StartUpWind, Inc
Corporate Address	11610 Orchard Spring Ct, Cupertino, CA 95014-5122
Offering Minimum	$9,999.00
Offering Maximum	$1,234,998.00
Minimum Investment Amount (per investor)	$499.50

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	4,444
Maximum Number of Shares Offered	:	548,888
Price per Share	:	$2.25
Pre-Money Valuation	:	$26,052,750.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

1) Owner’s Bonus : Yes They will be participating

2) Time based incentives:

Friends and Family - First 48 hours | 15% bonus shares

Super Early Bird - Next 96 hours | 10% bonus

Early Bird Bonus - Next 8 days | 5% bonus shares

3) Amount based incentives:

$2,500: 5% bonus shares

$5,000: 10% bonus shares

$10,000: 15% bonus shares

$20,000: 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

StartUpWind, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $225. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow StartupWind to get notified of future updates!

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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California Investor Only - Do Not Sell My Personal Information

;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

NEW ONE

Hello everyone. My name is Naren Patil and I'm the CEO of StartupWind. StartupWind is the AI-powered innovation and mentoring platform for 30 million small businesses in America. And I'm excited to share the impact StartupWind is making for small businesses in the US.

Let me tell you the story of Jasmine, the co-founder of a concierge nursing business. Jasmine was a nurse at a clinic, serving patients after surgery. Patients were often discharged earlier than they should. Once they were home, they didn't know how to take care of themselves. Their only alternative was to go to the emergency room. Jasmine would get calls from patients in the middle of the night, and they would request her to come to their homes and offer to pay. Jasmine saw an opportunity and started a concierge nursing business to provide compassionate, specialized home care for patients. However, Jasmine was a nurse and she did not have business skills. She clearly faced challenges while growing the business. During that time, Jasmine joined a business accelerator program run by her state's Economic Development Agency. And the program was run on StartupWind platform.

Jasmine acquired business skills using video-based courses on StartupWind. She used the tools for ideation, customer discovery, prototyping, business model canvas, and business planning to develop her idea into a new service in just weeks. She connected to several mentors using StartupWind and got valuable real-world advice. Jasmine's concierge nursing service was a huge success. Jasmine's business earned over $600K in revenues in its first year and is on track to grow over $1M in revenues in the 2nd year. Starting with two nurses, Jasmine hired one hundred and forty contracted nurses, who served more than one hundred sixty-five patients. StartupWind helped Jasmine in acquiring business skills using our video-based courses, self-service incubator programs, business planning tools, and practical advice from mentors. And this is what Jasmine said. "StartupWind solved our biggest challenge. It allowed us to acquire business skills we didn't have."

Just like Jasmine, millions of small businesses struggle due to a lack of business skills. There is no easy way to acquire business skills for them as they have to sift through dozens of websites and many isolated tools that offer scattered content and limited value. These small business owners don't know where to start and how far to go. StartupWind solved this problem with a single unified platform that offers video-based courses, which are focused for small businesses, self-service incubation programs, connection to more than a thousand mentors, and easy access to small business grants. Our courses are built in partnership with Draper University. The platform is powered by machine learning to give targeted recommendations about mentors that are relevant for these small businesses. Let me show you a quick demo of the platform.

When a small business owner logs on to StartupWind, they're given recommendations to the experts. With one click, they can book the appointment, and then through the appointment, one click, they can start the video call with the mentor and the expert and get that real-world advice. If they want a specific type of mentor, they can actually filter based upon the industry or functional expertise. They can also access more than 40 video-based courses by top entrepreneurship professors and Silicon Valley venture capitalists. They can also learn business skills through self-service incubation and accelerator programs, and we have dozens of those. For example, if they're early stage and they're trying to figure out market research and product market fit, they can use this program. If they're a little bit later stage and they're trying to drive traffic to their store or to their website, they can use this program.

I'm going to double-click on one of these. So let's double-click. So this is the Early Stage Program where they're trying to really learn about market research. And again, it has several modules, ideation, a course, and action on the platform. A customer discovery course and action. Business model canvas, business plan, prototype, and presentation, step by step by step. So let me show you how an entrepreneur actually ends up using it. So this is an entrepreneur, and this was the initial raw idea. So they're not simply consuming the video-based courses, but they're actually using the platform to develop that idea step by step. For example, customer discovery, recording the customer interviews, then brainstorming different ways of solving the problem, and then ultimately a prototype. And then last but not least, an elaborate LEAN model canvas or business model canvas. So essentially using the tools on the platform, the small business owners can develop that raw idea into a solid business plan.

Now, let me show you an example real quick for the later-stage program. The later stage program could be that they're trying to drive traffic to their website and it takes them steps through segmentation, positioning, messaging, or blogging strategy, SEO, and so forth. The small business owners can also find thousands of federal and state grants on the platform so that they can secure non-directive funding for their growth. For example, if you're a woman-owned business, you can find grants that are specific to you. If you're a tech or tech entrepreneur, you can find funding very specific to tech and science-oriented businesses. And last but not least, the small business owners can connect and interact with a powerful community of more than 25,000 peers, mentors, and investors using StartupWind platform.

Let's talk about how large this opportunity is. There are 30 million small businesses in America. With an average subscription price of $99 per month. It is a huge and underserved market of $36 billion. Out of these 30 million small businesses, we are planning and hoping to acquire six million as free users. We're planning on upselling premium subscriptions to 5% of them at a subscription price of $99 per month. This could lead to $369 million in revenue.

Let's talk about the current validation. Our strategy is to sell a fast product to channel customers and acquire a large number of small businesses through these channels. Examples of channel customers are state economic development agencies and university innovation programs. Currently, we have several state and university channel customers who are paying us. We also have more than $250,000 in annual recurring revenue, and we have acquired more than 10,000 small businesses on the StartupWind platform.

To make an impact at a larger scale, we're raising a seed funding route. The milestones targeted using this route include growing monthly recurring revenue, growing our channel customers, and a growing number of small business users on the platform. StartupWind is a proven platform with thousands of small businesses already using it for years. We have more than 50 testimonials and success stories that demonstrate the value we deliver and how proven the platform is. We are very happy to invite you to join us in this exciting journey to empower 30 million small businesses in America.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 18 min read

author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on October 3, 2022.

New Sapience
New Sapience | *Synthetic Intelligence: An Alternative Approach to AI*
https://www.newsapience.com/

Description of Business
New Sapience is anticipating the launch of what we believe is an entirely new paradigm of artificial intelligence. More aptly referred to as synthetic intelligence, our sapiens are unique thinking machine prototypes with the acumen to speak and comprehend human language, as opposed to merely mimicking it like much of the AI known today. New Sapience is pre-revenue and currently in the prototype phase.

Reasons to Invest

- New Sapience is developing a patented synthetic intelligence platform, which we believe will overcome the limitations of traditional artificial intelligence, better replicate the generality of human knowledge, and exceed the capabilities of any existing AI approaches.
- We believe that what we are creating is an entirely new innovation, with our goal to make our product accessible to over 7 billion smartphone users worldwide, and that could transform every major segment of our economy, and generate innumerable new markets in the process.* New Sapience technology has the potential to disrupt numerous multi-billion dollar markets such as the $9.9B industry for natural language processing and chatbot software and the $140B industrial automation industry, to name a few.**
- We believe sapiens are the world's first machines that think and understand like humans do. Our vision is of a world where these thinking machines are our partners, helping every one of us to realize our own personal goals, to live a more engaged human life. We believe that if our sapiens were to become commonplace, when human knowledge, perspective, and values are at the foundation of thinking machines, the tyranny of the mindless statistical algorithms will be over.

Team
Bryant Cruse: Founder & CEO, LinkedIn
Karsten Hunneycutt: Chief Software Architect

PSYONIC
PSYONIC | *Redefining Human*
https://www.psyonic.io/

Description of Business
The Ability Hand™ by PSYONIC is an in-market prosthetic hand that offers users faster and more functional mobility at a fraction of the cost. Leveraging proprietary bionic technology breakthroughs, the hand replicates touch sensation for amputees, and is accessible to most Americans with upper limb differences because it is covered by Medicare.

Reasons to Invest

- PSYONIC's Ability Hand™ offers those with limb differences the high-performance solution they deserve. We designed our bionic hand to be the fastest, and believe that it is the first of its kind to offer true multi-touch sensitivity (source). For what we believe is the very first time with a commercially available bionic hand, users can feel a vibration from multiple areas of the fingers when they touch an object!
- The global market for prosthetics and orthotics is approaching the $2.8 billion mark and has the potential to expand as a population of about 3.5 million people are estimated to potentially experience limb loss by 2050 (source).
- Prioritizing affordability, PSYONIC has worked diligently to ensure that our products cost less (source) and are covered by Medicare as well as private insurance (source).

Team
Aadeel Akhtar: CEO + Founder
Whitney Akhtar: Director of Human Resources

World Tree USA LLC
World Tree | *Eco-Timber that offsets your carbon footprint*
https://www.worldtree.eco/

Description of Business
We are not growing trees fast enough to keep up with the demand for wood products. World Tree is planting fast-growing, carbon-crunching, soil-restoring Empress trees with farmers to produce sustainable hardwood lumber. Unique in the market, this beautiful, versatile hardwood is strong and light – the aluminum of lumber. By our calculations, one acre of trees planted offsets your carbon footprint for a decade.

Reasons to Invest

- A beautiful eco-lumber grown for speed and scale: With a goal of reducing harmful deforestation practices, and giving back to the planet in the process, World Tree partners with farmers to grow Empress Splendor trees – which are known for their ability to reach maturity within ten years,* to be harvested for lumber, and then regenerate naturally to begin the process anew.
- Massive future growth in lumber markets predicted: Wood products are a global multibillion-dollar industry, currently valued at around $684.26B and expected to reach roughly $903.33 billion in 2026 at a CAGR of 7.2%.* World Tree is targeting the US market for wooden furniture, cabinets, surfboards, instruments and veneers – predicted to be worth $178B by 2033.
- Proven, scalable model: World Tree has been developing its proprietary Eco-Tree Program for the past six years, with an expert team that brings together decades of combined forestry experience. Our operation is an international network that includes farmers, foresters, scientists, investors, and business partners, encompassing multiple regions and locations.

Team
Wendy Burton: Founder, Co-Chair of the Board, LinkedIn
Douglas Willmore: CEO & Co-Chair of the Board, LinkedIn

Startup Wind
Startup Wind | *Learn, Incubate, Mentor, Scale*
https://www.startupwind.com/

Description of Business
StartupWind is the AI-Powered SMB Innovation & Mentoring Platform for a market of 30 million Small Business & Startup owners and we help them acquire critical business skills they lack. Over 10,000 small business owners have used the platform to gain business skills using 40+ video-based courses, self-service accelerator programs, business planning tools, and connections to 1,200+ mentors. StartupWind also helps universities, state economic agencies

& SBDCs with digital tools that allow them to help thousands of SMBs in their region.

Reasons to Invest

- StartupWind's mission is to empower small business owners with the critical business skills they typically lack so that they thrive and become the growth engine for their communities. Unlike dozens of isolated tools and websites, we believe StartupWind offers a single unified Innovation & Mentoring platform that allows the SMB owners to acquire the right business skills when they need it.
- We are targeting a market of 30+ million SMB owners in the US comprising a large addressable market estimated to be worth $36 billion.*
- We believe we have proven market validation with over $250K ARR (annual recurring revenue) in 2021 and 25,000 engaged users, 10,000 small business owners, 1,200 mentors and 2,000 course enrollments on the platform. In addition to bootstrapping StartupWind, our leadership team has helped build and grow products at TriNet, Workday, Saba, Sun Microsystems, and BEA/Oracle. We also bring highly-experienced advisors including 2 public company board members.

Team
Narendra K. Patil: Founder, Chairman & CEO, LinkedIn
Uday Dhanikonda: Co-founder, SVP of Engineering, CFO, Secretary, LinkedIn

Carnot Compression Inc.
Carnot Compression | *Sustainable oil-free air compressors*
https://carnotcompression.com/

Description of Business
Carnot Compression has developed an innovative, patented compressor technology that solves many of the problems with existing compressors. The Carnot® Compressor's unique, oil-free process has an opportunity to dramatically lower lifetime costs of ownership for compression across industrial, agricultural, and commercial applications. The Carnot Compressor is in the prototype stages of development and is not currently available to the general public.

Reasons to Invest

- Huge Market – Compressed air will soon be a $40.43B market
- Proprietary Technology – Carnot has multiple patents, trademarks, and trade secrets protecting the technology.
- Customer Traction – Carnot has identified an addressable market opportunity to provide oil-free air for robotic milking systems and is currently beta testing a device for this market.

Team
Todd Thompson: CEO & Founder, LinkedIn
Hans Shillinger: COO & Co-Founder, LinkedIn

Gophr App
Gophr App | *Local Business Logistics Made Simple*
https://www.gophrapp.com/

Description of Business
Gophr is a delivery technology platform for local marketplaces that offers same-day and expedited shipping. The company has developed a retail marketplace app that allows customers to shop from their favorite local businesses and receive same-day delivery. Gophr also helps support local merchants by offering more affordable nationwide delivery solutions for their businesses.

Reasons to Invest

- Gophr is a local retail marketplace app that also offers on-demand delivery services for retail, commercial, and industrial businesses.

- The combined U.S. addressable market size for e-commerce and local delivery services is estimated to be over $1 trillion in 2022 (source & source).
- The company has multiple revenue streams and is growing exponentially. Their technology and delivery services have the ability to scale nationwide.

Team
Warren Vandever: Founder and Chief Executive Office, LinkedIn
Matt Sarradet: Chief Operations Officer, LinkedIn

BeeHex
BeeHex | *Proven Automated 3D Decorating Systems with Scale Up Opportunity*
https://www.beehex.com/

Description of Business
BeeHex Automation is a NASA spinoff company that builds specialized machines for dessert decoration. We are currently in-market, serving industrial bakeries with equipment for high volume cookie and cake decoration as well as large grocery chains with our Cake Writer machines automating on-demand personalized dessert decoration. With four patents and over $3 million in revenue since 2019, we are ready to scale up and continue disrupting the dessert market.

Reasons to Invest

- We have signed a commercial pilot agreement with Walmart, allowing us the opportunity to expand and deploy Cake Writers across the country. We also have pilots planned in the U.S. and Europe for further expansion.
- BeeHex has installed machines that have been operating since 2019, with over
  1 million products made by those machines. We have generated over $3 million since then, with optimized machine performance and manufacturability, allowing for scale-up into 2023.
- We have four patents granted and two pending, with proprietary vision and control software seeking to define the cutting edge of food production software, with the ability to fill personalized orders.

Team
Anjan Contractor: CEO & Director, LinkedIn
Benjamin Feltner:COO & Director, LinkedIn

The Brag House
The Brag House | *Welcome to Brag House*
https://thebraghousecorp.com/

Description of Business
We believe that Brag House is one of the first Premier eSports Platforms for non-professional college gamer and their communities. Our mission is to foster a collaborative community of casual eSports gamers, streamers, and fans to play, engage in friendly trash talk and win prizes. Since launched in 2020, Brag House has gained over 65k+ fans across our platform with 22.58% growth month over month from April 2020 to December 2021.

Reasons to Invest

- Brag House is a vertically integrated social network for nonprofessional college esports and aims to be the first premier platform for all nonprofessional gamers.
- The Global Gaming industry continues to infiltrate popular culture, and is set to reach $314.4 billion by 2026 (source). Similarly, Global Esports is projected to generate $5 billion in revenue by 2025 (source).
- We believe our company has quickly become the home for nonprofessional college esports as demonstrated through our partnerships with huge names like McDonald's and Coca-Cola.

Team

Lavell J. Malloy II: Chief Executive Officer, LinkedIn
Daniel Leibovich: Chief Operating Officer, LinkedIn

CytexOrtho
CytexOrtho | *One Biodegradable Implant. Full Joint Restoration.*
https://cytexortho.com/

Description of Business
CytexOrtho is a healthcare startup that is developing technology and solutions for younger patients with hip pain to address early joint degeneration. The company's lead product is a cutting-edge biodegradable medical implant that restores joint cartilage and bone instead of replacing it with artificial materials found in a total joint replacement. While this product is not yet commercially available, CytexOrtho is currently preparing for an FDA IDE submission to begin clinical trials for it and expects to begin these trials in 2023.

Reasons to Invest

- Highly Validated Technology – Our technology is backed by over 20 years of award-winning research, with 5 U.S. patents issued, and over $17M in non-dilutive NIH grant funding. Our publication record, patents, and funding success underscore the novelty of our approach to joint regeneration.
- Projected Market Opportunity – The hip preservation U.S. Market Opportunity is estimated in excess of $4B and is growing at 18%+ per year.* Joint preservation solutions are desperately needed in the young and active patient, and there are few competing technologies in this sector.
- Expert Leadership – CytexOrtho has assembled a team of experts in cartilage tissue engineering, medical device development, and hip preservation. Founded by some of the world's leading scientists in cartilage engineering, and joined by world-renowned physicians and experienced businessmen, CytexOrtho is positioned for success.

Team
Bradley Estes, PhD: CEO, LinkedIn
Franklin Moutos, PhD: VP Technology

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*

https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

MJoose, Inc.
MJoose | Signal-Boosting Smartphone Cases
https://mjoose.com

Description of Business
MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone's battery, reduce the radiation emitted from the device, and protect your

phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest:

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a value of $448B.*
- MoJoose has secured 10 patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

Team
Daniel Ash: President & CEO, Board Member, LinkedIn
Robert Legendre- COO & Board Member, LinkedIn

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*

- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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